Wireless Xcessories Group, Inc.
1840 County Line Road, Suite 301
Huntingdon Valley, PA 19006

October 1, 2013

Via EDGAR Submission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wireless Xcessories Group, Inc. (the "Company") - Filing on Form
10-12G.

Dear Ladies and Gentlemen:

The Company respectfully requests that the above-referenced filing on Form 10-12G that was initially filed on August 13, 2013, and as amended on September 10, 2013, together with all Exhibits thereto, be withdrawn, effective immediately.

If you have any questions, please feel free to call Stephen Rade, at (215) 322-4600 or email, at steverade@wirexgroup.com.

Thank you,

Wireless Xcessories Group, Inc.

By: /s/ Stephen Rade
Stephen Rade
CEO